Mayne Group Limited
Chairman’s Address
Annual General Meeting — 12 November 2002

Good morning ladies and gentlemen, and welcome to the Annual General Meeting of Mayne Group Limited for 2002.

I am Mark Rayner, Chairman of Mayne’s Board of Directors. Thank you for taking the time today to attend this meeting personally as it is certainly an important forum, both for the company and for our shareholders. I apologise for the earlier than normal starting time this morning, but when arrangements were finalised for the Notice of Meeting it was necessary to provide for two subsequent meetings, had we needed to implement the logistics de-merger scheme.

A copy of my address and also the Group Managing Director, Stuart James’ address and presentation slides will be posted on Mayne’s website today to provide access for as many of our shareholders as possible.

As I can see that we certainly have a quorum, I will now formally open this meeting of Mayne shareholders.

Our agenda for this morning is as follows. I will begin by providing some comments on the company’s performance and key developments over the past 12 months. Then, the Group Managing Director and Chief Executive Officer, Stuart James, will also speak to you. Stuart will talk in more detail about the performance of each of the businesses and, importantly, how they are currently positioned for future development. I will then speak briefly on our current view of the outlook for the rest of the year.

This will be followed by the formal business of the meeting and, of course, there will be full opportunity for questions and discussion later in the meeting.

Now, at this point I would like to introduce the Board of Directors and the Company Secretary and I will ask them to stand as they are introduced.

On my right (which is to your left) is Stuart James, who - as you would know - has been the Group Managing Director and Chief Executive Officer since the 29th of August this year.

Seated next to him is Peter Barnett who has been a member of the Board since 1996. Peter is Chairman of the Board’s Audit and Compliance Committee and a member of its Compensation and Nomination Committee.

Next is Rowan Russell who has been a member of the Board since August last year. Rowan is Chairman of the Board’s Occupational Health, Safety and Environment Committee.

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Seated next to Rowan is Carolyn Kay who has been a member of the Board since September last year. Carolyn is a member of the Board’s Occupational Health, Safety and Environment Committee.

Seated to my left is Peter Willcox who joined the Board on the 1st of October this year as Deputy Chairman. It is proposed that he will succeed me as Chairman on the 1st of January next year.

Next is Peter Mason. Peter has been a Director since 1992 and is a member of the Board’s Audit and Compliance Committee.

Next to Peter is Professor Judith Sloan. Judith joined the Board in 1995 and is the Board’s representative on the Trustee Board of the company’s superannuation fund.

Seated next to Judith is Sir Ross Buckland who has been a Director since September last year. Ross is Chairman of the Board’s Compensation and Nomination Committee and is also a member of the Board’s Occupational Health, Safety and Environment Committee.

Also seated on stage on my immediate left is John Priestley, who is the Company Secretary.

I also welcome members of the senior management team and representatives of the external auditors, KPMG, who are present at the meeting, including Mr Neil Smart, the KPMG partner who has signed the Audit Report.

You would be aware that there were some changes to the composition of the Board during the past year.

Peter Smedley retired as Group Managing Director on the 28th of August 2002. When we announced our intention to assess a de-merger of the logistics business, the company also announced that Peter had advised the Board that he did not intend to take up the position of non-executive Chairman and would retire as Group Managing Director this year, after putting the de-merger process in place and also after finalising the 2002 full year accounts.

At the time, Peter said that, with the long term strategic direction of Mayne now clearly focused on the growth of the health businesses, and with his contract due to conclude this year, he had made a decision to leave the group.

The difficulties experienced in one part of our business - the Hospitals business - have been well documented and of course we will be discussing that issue further today. However, it is important to note that, during Peter’s term as CEO, he brought about significant changes in the depth and breadth of Mayne’s health care operations and its geographic scope and, with the separation of the logistics assets, the establishment of a clear-cut strategic path for Mayne in the future. We thank him most sincerely for that.

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In preparation for Peter’s retirement, Stuart James was announced as successor Group Managing Director and joined the Board as an executive Director in January this year. He took up the CEO role upon Peter¦s retirement, following the full year results announcement.

At last year’s meeting, I announced my intention to step down as a Director and Chairman of the group once an appropriate successor had been identified and was in place. As a consequence, Peter Willcox joined the Board as Deputy Chairman on the 1st of October and it is proposed he will become Chairman upon my retirement from the Board on the 31st of December.

Peter brings to Mayne extensive corporate governance experience gained as a non-executive director across a diverse range of industry sectors. His executive experience includes almost a decade as the Chief Executive Officer of BHP Petroleum, following other senior executive roles in the petroleum industry internationally.

Before we move on to a discussion about the business, I want to address the issue of executive remuneration which is a matter attracting considerable market and media attention at the moment. Mayne strives hard to ensure that we reflect best practice and shareholder attitudes in this respect. Consequently, Stuart James’ package as CEO has been developed with this in mind.

While this matter will be discussed in detail when we deal with Resolution 5 in the Notice of Meeting, I want to take a minute now to set out the broad parameters we applied in this case.

As a preliminary comment, several years ago the Board reviewed the company’s long term incentive arrangements and determined that the existing Mayne Executive Share Option Scheme approved by shareholders in 1988, was no longer an appropriate form of long term incentive for its most senior executive, the Managing Director.

The Mayne Board has taken considerable advice from external remuneration consultants, and on that advice concluded that the remuneration package for Stuart James is both reasonable and appropriate. To meet this test, the remuneration:

•	must reflect the competitive market for capable CEOs and senior executives, who are in great demand
•
it should be structured so that the larger proportion of total potential remuneration is in the form of ‘at risk’, performance-based incentives which are subject to clear performance hurdles which apply to the delivery of results across the Group, and

•	it must be related to the creation of value for shareholders.

In order to achieve this, his remuneration is structured as:

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•	fixed base total compensation; plus
•	a short term cash bonus to maximise current performance; plus
•	a long term incentive aiming to maximise longer term performance.

The intended grant of Share Acquisition Rights to Stuart James as his long term incentive meets these tests in a responsible way; that is, any benefit at all to Stuart will only arise if Mayne achieves a growth in earnings per share of an average 10% per annum over the three years from the date of grant. To achieve the maximum benefit, the performance hurdle is increased to 15% average per annum. These hurdles exceed current analysts’ consensus forecasts for Mayne of average earnings per share growth over the next 3 years of 5-6% per annum.

Thus, at these target levels of performance, the Board is confident shareholders would also be pleased with the underlying value of Mayne shares.

On the other hand, performance less than this average annual 10% growth would preclude Stuart from any access to the shares. This is what ‘at risk’ reward is about - it is only payable where genuine value is created for shareholders.

In the matter of management options, Mayne is committed to expensing options to the P&L and, once the relevant accounting standard is released, we will act on this accordingly. In the meantime, you would be aware that we have included in our Annual Review the total allocation of options made during the past year, and the specific details of all options allocated in the past year to our five most senior executives.

The value of those options has also been reported in the Annual Review at approximately $3 million for the 2001/02 year, applying the widely used Black-Scholes methodology.

Turning now to the Group’s performance for the year to 30 June 2002, the overall result was certainly disappointing. It was principally affected by the poorer than expected performance in the Hospitals division, which of course, is of major regret and concern to your Board and the management. I know that both Peter Smedley and Stuart James dealt with this issue in detail with analysts, investors and the media at the announcement of our full year results in August.

We acknowledge the mistakes that were made in rolling out the strategy for this part of the business. In his address, Stuart will discuss the work being done to turn around the Hospitals’ performance. However, I must say at this point that the Board also takes responsibility for the recent setback in Hospitals. Although implementation of strategy is a management task, the Board is ultimately accountable to shareholders and we acknowledge our acceptance of this responsibility.

In considering the future performance of the Hospitals business, two major elements are at play. The first is Mayne’s own portfolio of hospital assets, which we continue to assess in an objective way. Whilst there are many strongly performing hospitals amongst the group, we do recognise that there are also a

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number where there are some fundamental financial and structural issues that need to be addressed. Stuart will talk to you about the approach we are taking in working through these issues. However, it is important to stress that we can only be successful in Hospitals if everything we do is undertaken against the background of our commitment to the provision of quality clinical care and the continuous improvement of these quality standards.

The second element at play in the private hospitals business is the broader, external environment affecting the industry as a whole and, specifically, impacting on the high, and continually rising, fixed cost nature of this business, particularly in high acuity surgical hospitals which are Mayne’s principal focus. Key factors are the availability and cost of nursing and ancillary staff, the rapidly increasing cost of insurance and medical supplies and the loss of margin on prostheses. These cost increases are significantly in excess of inflation.

Mayne has put in place initiatives to attract, retain and develop a stable and qualified nursing staff and to secure improved arrangements with nursing agencies, and Stuart will cover this in his presentation.

Increases in medical indemnity insurance costs have had a significant impact for Mayne - increasing substantially on last year, with the full impact to be felt this year. As such, this will continue to have an impact on the financial performance of this part of our business. The Federal Government’s recent rescue package, while providing necessary protection for medical practitioners and medical indemnity providers, did not offer any assistance to private hospital operators.

In light of these increasing indemnity costs, and the continued increase in demand for private health care services, we believe it is reasonable that any increases in health fund premiums are directly linked to increased funding flowing back to private hospitals from the health insurance funds.

We continue to pursue this with the Federal Government but, if this cannot be achieved or the Government does not expand its medical indemnity package to include private hospitals, the Australian Private Hospitals Association has recently flagged that individual operators would need to consider introducing gap payments by patients to deal with this increase in insurance costs. For Mayne’s part, we certainly believe we would also need to look at this. We have been working with the other industry participants including the Private Hospitals Association and the Catholic hospital group to bring this issue to the Federal Government’s attention, but with no commitment to date from the Government to act.

Measured in terms of admissions, there has been some evidence of an industry-wide slowdown in surgical activity during this calendar year, compared to the previous year when high levels of pent up demand followed the end of waiting periods for those who took up health cover in 2000 under the Lifetime Health Cover initiative.

Turning now to the other parts of the health business, I am pleased to say that performance was more encouraging.

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In pathology, our Victorian, Queensland and Western Australian businesses are leaders in terms of market share and performance. There had been in the past several years a significant shortfall in the performance of the New South Wales pathology business, but we are working hard to address this and, particularly in the current calendar year, we have begun to see the early signs of improvement.

The diagnostic imaging business performed well, and we grew our presence in medical centres during the year, although this business is now entering a consolidation phase.

The businesses acquired from Faulding, overall, performed in line with expectations and, most notably, the pharmaceuticals business posted a strong result. This business has solid prospects and its international distribution network gives Mayne expanded scope for growth.

The Logistics businesses posted a solid performance, despite this segment being generally more susceptible to external economic factors. Over the past couple of years, there had been substantial work done in re-engineering these businesses, which are fundamentally sound operations with attractive levels of market share and customer bases.

As you would no doubt be aware, Mayne had been preparing for a potential de-merger of its logistics operations and, concurrently, negotiating with interested parties regarding a possible trade sale. These endeavours were geared to exploring all avenues to optimise the value of the logistics businesses for our shareholders, and to allowing Mayne to focus on developing its health businesses, which represent the major part of the group’s revenue and assets.

On the 1st of November, Mayne announced that it had agreed to sell the logistics assets to a group of trade buyers comprising Linfox, DHL and Toll for a combined value of $456 million. The Board believes this was a most satisfactory outcome, both for the businesses concerned and in terms of value to shareholders.

Of course, your focus today is the current level of return on your investment in Mayne. Total dividend for the year was 14 cents per share - an increase on the 13 cents of dividends paid the previous year. However, the level of franking possible declined from 100% to an average of 66% as a consequence of reduced tax payments in Australia.

In terms of share price performance, as you would be aware, Mayne’s share price rose significantly from mid-2000 and following the acquisitions of AHC and Faulding. More broadly, it also followed the movement of the ASX Health and Biotech Index in which Mayne has a 20% weighting. During the first half of this calendar year, however, Mayne’s share price fell heavily following the release of the first half 2002 results and subsequent earnings guidance provided to the market. This fall was a partial contributor to the recent general decline in the Index.

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Whilst the concern you undoubtedly have about the Group’s recent share price performance is certainly understandable and is shared fully by the Board, it is important to consider the significant changes in the nature of the Group’s asset portfolio over recent years. This has included extensive divestments of non-core assets, and the major acquisitions undertaken in the last two years in the healthcare area.

Now, with the divestment of the logistics business by the end of January next year, the restructuring of the Group - from the widely diversified and geographically dispersed series of substantially unrelated activities assembled during the 1980s to a company that is strategically focussed on its core health businesses - will be complete. However, there will of course continue to be adjustments to the asset base in health as we move forward.

While the current share price may not be a true reflection of the potential of Mayne, rest assured this is not a situation we accept, and we will continue to work hard to improve it.

At this point, I would like to ask Stuart James to speak to you about the group’s performance in the past year and the work being done to best position Mayne to benefit from its strong and comprehensive position in the health sector.

[Group Managing Director and Chief Executive Officer addresses the Meeting.]

Chairman resumes

While there is clearly much to do - including the work being undertaken in the Hospitals division to achieve more acceptable performance - I hope you will agree that the Mayne we present to you today is a more strategically focused and sensibly structured company than the one whose Board I joined seven years ago.

From a disparate group of businesses, in a number of industry sectors, Mayne is now clearly focused on one sector - the health sector - and, particularly with the pharmaceuticals business, has a genuine platform for growth.

Before concluding my formal remarks I should comment on our current view of significant capital initiatives through the balance of the year.

As you know, we announced in August an on-market buy-back of up to 75 million Mayne shares. Potential insider trading issues prevented that process being initiated until a decision on the trade sale or the de-merger of the logistics business was finalised. As a consequence, the buy-back process was initiated last week following the finalisation of the trade sale and it is now in progress. That process is likely to continue over the coming months and will involve expenditure of around $300 million.

The trade sale of the logistics businesses for $456 million, announced ten days ago, predominantly will be settled at the end of January 2003, when the bulk of the proceeds will be received. The receipt of these funds and completion of the buy-

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back will result in Mayne’s gearing level being around 10% debt to the total of debt and equity.

The Board has given preliminary consideration to the alternatives for disposition of those trade sale proceeds but now that the sale is firmly committed, more definitive planning can progress. There is at least the possibility that a part of the proceeds could be applied to an acquisition to complement one or another of the existing portfolio of businesses in the health care sector, provided that it clearly met our investment criteria. However, if such an acquisition did not emerge in the nearer term, it is anticipated that a further share buy-back would be initiated. Given that the buy-back now under way represents approximately 9% of the company’s capital, any further significant buy-back in the next twelve months would require Shareholder approval at an Extraordinary General Meeting, to which the Board’s recommended magnitude and process of buy-back would be submitted.

Finally, let me summarise the outlook for the company¦s performance through the current financial year.

As Stuart and I have already indicated, the first quarter trading in the Hospitals group has continued to be difficult and, whilst vigorous corrective actions are under way, there are clear signs of some industry wide softening in hospital admissions, particularly in the higher acuity surgical area, as the artificial peak of pent-up demand, which followed the surge in health fund membership under lifetime community rating, is satisfied.

Notwithstanding this apparent industry-wide trend in Hospitals, management’s current forecasts indicate that full year earnings before interest and tax for the health care portfolio overall are within the range of the majority of analysts’ expectations. We should be able to provide more guidance at the time the half-yearly results are released in late February next year.

I will now move on to the formal business of the meeting and the resolutions which are outlined in the Notice of Meeting.

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